C21 Investments Announces Q2 Results

Generated a Seventeenth Consecutive Quarter of Positive Free Cash Flow

VANCOUVER, September 21, 2023 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced its unaudited interim financial statements and management discussion and analysis for the second quarter ended July 31, 2023. The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars.

Q2 Financial Highlights (May 1, 2023 to July 31, 2023):

  Revenue of $7.2 million - flat year-over-year (note - State of Nevada cannabis sales were down 5% over the comparative period1)
  Earnings (Loss) per Share of ($0.00)
  Gross Margin of 40% - up 410 basis points sequentially; Retail Gross Margin of 47%
  Cash Flow from Operations of $1.6 million, up 37% from Q1 - the 17th consecutive quarter of positive Free Cash Flow2
  Retired the remaining $1.0 million balance on senior secured note

Q2 Management and Operational Commentary:

"We are pleased to report strong cash flow generation and stable revenues again this quarter given the industry headwinds persisting in the first half of the year," stated CEO and President, Sonny Newman. "Despite market conditions, we experienced our first increase in same store sales since 2021, a testament to the strength of our loyal customer base and a stabilizing market environment. Having now retired the balance owing on our senior secured note, we are actively pursuing expansion of our retail footprint in Nevada. We believe this will maximize margins from our cultivation assets."

C21's Q2 revenue of $7.2 million was flat over the previous year but outperformed Nevada market sales which saw total sales down 5% over the comparative period1. Lower wholesale revenues in the quarter were offset by an increase in retail sales.

Gross Margin was 39.5% for Q2, up 410 basis points sequentially, with Retail Gross Margin at 46.5% for the quarter. Gross margins improved for a second straight quarter from the impact of curtailing cultivation in previous quarters, yet are still compressed from historical levels by state-level pricing pressures and other factors (see MD&A for full discussion).

C21 reported Q2 Net Loss of $0.4 million, or ($0.00) earnings per share. The Company generated $1.0 million of Adjusted EBITDA2.

1 Nevada Cannabis Sales Through June 2023 - State of Nevada Cannabis Tax Revenue: https://tax.nv.gov/Publications/Cannabis_Statistics_and_Reports/

2 "Free Cash Flow" and "Adjusted EBITDA" and are non-GAAP measures. See "Non-GAAP Measures" below for a discussion of such non-GAAP measures and a reconciliation to the closest comparable GAAP measures.

Q2 Cash Flow from Operations was $1.6 million, up 37% from Q1 - the seventeenth consecutive quarter of positive Cash Flow from Operations. Free Cash Flow2 was $1.4 million for the quarter (see table below), up $0.3 million sequentially, with $0.6 million of accrued tax in the period.

Cash at the end of Q2 was $2.3 million, up $0.4 million from the previous quarter. The remaining $1.0 million balance on the Company's senior secured note was retired in the quarter. Total Liabilities have been reduced by $1.5 million year-to-date.

Subsequent to the quarter end, the Company appointed Aron Swan as its Chief Operating Officer (see news release dated September 7, 2023). C21 has established the COO role to support the Company's long-term growth objectives. In addition, the Company completed construction on drive-through operations at its flagship dispensary in Sparks, commencing operation in September, ahead of schedule.

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain Non-GAAP financial measures such as "Free Cash Flow" and "Adjusted EBITDA". These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations in a period minus capital expenses of property and equipment. Management believes that Free Cash Flow, which measures our ability to generate additional cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

Free Cash Flow:

Quarter Ended	July 31, 2023	April 30, 2023	January 31, 2023	October 31, 2022	July 31, 2022

Cash Provided by Operating Activities from Continuing Operations	$1,649,786	$1,204,347	1,215,735	1,443,585	1,773,385
Purchase of Property and Equipment	(202,182)	(41,803)	(9,071)	(11,095)	(31,524)
Free Cash Flow	$1,447,604	$1,162,544	1,206,664	1,432,490	1,741,861

"Adjusted EBITDA" is defined as EBITDA (earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest) less accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.

Adjusted EBITDA:

	Q2	Q1	Q4	Q3
	July 31, 2023	Apr 30, 2023	Jan 31, 2023	Oct 31, 2022
Net Income (Loss)	$(416,086)	$(471,045)	$(2,119,159)	$248,507

Interest expenses, net	3,956	31,254	60,530	98,657
Provision for Income Taxes	602,674	592,426	672,164	1,154,189
Depreciation and Amortization	346,294	347,578	340,664	341,782
Depreciation and Interest in COGS	203,092	203,092	203,091	203,093
EBITDA	$739,930	$703,305	$(842,710)	$2,046,228
Change in fair value of derivative liabilities	-	392,155	14,830	(127,813)
Share based compensation	5,595	5,507	20,803	31,788
Loss from discontinued operations	19,351	83,891	713,712	(11,154)
One-time special project costs	-	-	-	206,459
Production curtailment, non-cash inventory adjustments	206,000	450,000	1,012,000	(253,000)
Other gain/loss	921	(73,695)	18,723	13,173
Adjusted EBITDA	$971,797	$1,561,163	$937,358	$1,905,681

Q2 Balance Sheet Summary:

(US$)	July 31, 2023	January 31, 2023
Assets
Cash	2,273,577	1,891,772
Inventory	3,038,145	4,173,573
Other current	2,292,485	2,677,027
Current Assets	7,604,207	8,742,372
Fixed Assets/Goodwill/Intangibles, deferred tax	48,289,188	49,569,032
Total Assets	55,893,395	58,311,404

Liabilities
Accounts payable	2,737,193	2,921,426
Promissory note - current portion	-	2,026,667
Income taxes payable	8,931,958	7,736,858
Other notes, current lease, deferred tax etc.	2,311,534	2,289,316
Current Liabilities	13,950,685	14,974,267
Lease liabilities	8,322,000	8,554,702
Derivative liability and other	177,679	467,359
Total Liabilities	22,450,364	23,996,328

Shareholders' Equity	33,443,031	34,315,076
Total Liabilities and Shareholders' Equity	55,893,395	58,311,404

Q2 Financial Summary:

(US$)	July 31, 2023	July 31, 2022
Revenue	7,162,107	7,175,493
Cost of Sales	4,331,192	3,316,161
Gross Profit	2,830,915	3,859,332
Gross Margin%	39.5%	53.8%
Total Expenses	2,620,099	2,335,764
Income from Operations	210,816	1,523,568
Net Income (Loss) from Continuing Operations	(396,735)	1,512,489
Earnings (Loss) Per Share	(0.00)	0.01

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations info@cxxi.ca +1 833 289-2994	Michael Kidd Chief Financial Officer and Director Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include, but are not limited to, the Company's ability to expand its existing footprint in Nevada and to maximize margins from its cultivation assets, positioning the Company to act on strategic opportunities in the current industry environment, and the Company's continued ability to mitigate state-level and industry pricing pressures.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including, without limitation, the ability of the Company's management to execute its business strategy, objectives and plans. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from general business, economic, competitive, political and social uncertainties and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.